                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934







(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended        December 31, 1997

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from            to

                        Commission file number 333-42587

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gartner Group, Inc. Savings and Investment Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gartner Group, Inc., 56 Top Gallant Road, Stamford, CT 06904

GARTNER GROUP, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

                                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                                              1

FINANCIAL STATEMENTS:
Statement of net assets available for benefits as of December 31, 1997 and 1996           2
Statement of changes in net assets available for benefits
         for the year ended December 31, 1997                                             3
Notes to the financial statements for the years ended December 31, 1997 and 1996          4

SUPPLEMENTAL  SCHEDULES:
Line 27a - Schedule of assets held for investment purposes as of December 31, 1997       12

Line 27d - Schedule of reportable series of transactions for the year ended
         December 31, 1997                                                               13

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the Gartner Group, Inc. Savings and Investment Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1997 and 1996 and the changes in the net assets available for Plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of assets held for investment purposes and reportable transactions have been subject to auditing procedures applied to the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ KPMG Peat Marwick LLP

June 17, 1998
Stamford, CT

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits




                                                           December 31,
                                                   -----------------------------
                                                      1997              1996
                                                      ----              ----
                   ASSETS

Investments, at fair value:
    Gartner Group Stock Fund                       $ 1,171,576                --
    Retirement Money Market Fund:
       Unallocated                                      60,539           118,522
       Allocated                                    10,353,110         9,249,604
    Magellan Fund                                   16,768,952        12,430,244
    Growth Company Fund                             14,556,549        10,781,521
    Puritan Fund                                     8,327,138         5,984,952
    Equity Income Fund                              11,568,807         6,565,963
    Intermediate Bond Fund                           1,145,601           640,818
    Overseas Fund                                    2,154,468         1,222,598
    OTC Portfolio Fund                               3,444,625         1,858,410
    Loans to participants                            1,568,168         1,095,611
                                                   -----------       -----------
                                                    71,119,533        49,948,243

Employees' contribution receivable                     890,627           743,273
Employer's contribution receivable                   3,011,948         2,247,673
                                                   -----------       -----------

                  Total assets                      75,022,108        52,939,189


                 LIABILITIES

Accrued administrative expenses                         60,539            58,601
                                                   -----------       -----------

Net assets available for Plan benefits             $74,961,569        52,880,588
                                                   ===========       ===========


The accompanying notes are an integral part of these financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN


                       Statement of Changes in Net Assets
                           Available for Plan Benefits



                                                                    Year ended
                                                                    December 31,
                                                                       1997
                                                                   ------------
Additions to net assets attributed to:
    Net appreciation in fair value of investments                  $  5,929,498
    Interest                                                            720,050
    Dividends                                                         4,033,588
                                                                   ------------
                                                                     10,683,136

Employees' contributions                                             11,296,048
Employer's contributions                                              4,905,962
Transfers from other plan, net                                          292,306
                                                                   ------------

                  Total additions                                    27,177,452
                                                                   ------------
Deductions from net assets attributed to:
    Benefits paid to participants                                    (4,975,472)
    Administrative expenses                                            (120,999)
                                                                   ------------
                  Total deductions                                   (5,096,471)
                                                                   ------------
                  Increase in net assets available
                     for Plan benefits                               22,080,981

Net assets available for Plan benefits:
    Beginning of year                                                52,880,588
                                                                   ------------
    End of year                                                    $ 74,961,569
                                                                   ============


The accompanying notes are an integral part of these financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1)    DESCRIPTION OF THE PLAN

       The following description of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

       GENERAL

       The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan covers substantially all domestic full time employees of Gartner Group, Inc. and its wholly owned subsidiaries (collectively "the Company" or "Employer"). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 21 years of age is eligible to participate in the Plan.

       On August 1, 1997, the Company purchased all of the outstanding shares of Computer and Communication Information Group, Inc. d/b/a Datapro Information Services ("Datapro") from The McGraw-Hill Companies. Employees of this acquired business subsequently transferred $292,306 of net assets to the Plan from the McGraw-Hill Savings and Investment Plan. The Plan was amended at this time to give Datapro employees immediate eligibility to the Plan and to give them vesting years of service for all periods of employment with The McGraw-Hill Companies.

       ADMINISTRATION

       The Plan is administered by the Administrative Committee (the "Plan Committee") which is appointed by the Company's Board of Directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the "Trustees") to administer the Plan. All administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the Plan year ended December 31, 1997, expenses paid by the Plan totaled $120,999.

       CONTRIBUTIONS

       Participating employees may make annual contributions to the Plan in percentages of not less than 1% or more than 25% of total annual compensation (15% pre-tax, 10% post-tax), as defined in the Plan agreement, subject to IRS limitations.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued



(1),   CONTINUED

       The Company is required to match pre-tax participant contributions up to a maximum of 2% of a participant's total compensation, or $1,900, which is 20% of the IRS pre-tax contribution limitation for the year ended December 31, 1997.

       The Plan also provides for an additional discretionary match of up to 2% of an employee's annual compensation wholly at the discretion of the Company's Board of Directors based on the financial results of the Company. This contribution is limited to 20% of the IRS pre-tax contribution limitation.

       The Plan also provides for a profit sharing contribution comprised of the following elements:

       - Fixed amount - an amount equal to 1% of a participant's base compensation.

       - Discretionary amount - an amount in excess of the fixed amount wholly at the discretion of the Company's Board of Directors based on the financial results of the Company.

       A company match of participant contributions of $187,184 and $143,032 for the Plan years ended December 31, 1997 and 1996, respectively; an additional Employer discretionary match contribution of $1,793,594 and $1,321,042 for the Plan years ended December 31, 1997 and 1996, respectively, and fixed profit sharing contributions of $1,031,170 and $783,599 were accrued in the Plan financial statements as of December 31, 1997 and 1996, respectively.

       PARTICIPANTS' ACCOUNTS

       Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company ("Fidelity"). The participants' accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses as well as reductions for loans and hardship withdrawals.

       Plan assets in the amount of $60,539 and $118,522 at December 31, 1997 and 1996, respectively, although a component of the Plan's net assets, are not specifically allocated to participants' accounts. This unallocated cash held by the Plan is primarily the result of participants' forfeitures and is disclosed as an unallocated investment of the Fidelity Retirement Money Market Fund in the accompanying Statement of Net Assets Available for Plan Benefits.

       INVESTMENTS

       Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company's Board of Directors has delegated the responsibility for the management of the Plan assets from the Trustees to Fidelity.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued


(1),   CONTINUED

       VESTING

       Participants are immediately vested in their own contributions and in the Employer's matching contributions. Participants vest in the profit sharing contribution ratably over a five year period based on date of hire. The date of hire for the employees of Datapro continues to be their historical date of hire for vesting purposes.

       LOANS TO PARTICIPANTS

       Loans to the participants are permitted, with the Trustees' consent, in accordance with the limits provided by the Internal Revenue Code. Loans bear interest at a rate equal to prime plus 1% which ranged between 9.25% and 9.5% for loans made during the years ended December 31, 1997 and December 31, 1996. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan whose repayment period is extended to 15 years.

       Participant loans are subject to a $1,000 minimum and a minimum repayment period of one year.

       PAYMENT OF BENEFITS

       Benefits are paid upon retirement (on or after age 65), disability, death or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of immediate and severe financial needs. Participants may elect to receive their benefits in a lump sum equal to the vested value of their account or in equal installments over a fixed period of time. Participants may also elect to purchase an individual or joint and survivor annuity.

       PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the Board of Directors or its designee. In such an event, the interest of all participants will become fully vested in their accrued benefit as of the date of full or partial termination.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued



(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements have been prepared using the accrual basis of accounting

       VALUATION OF INVESTMENTS

       The Plan's investments are valued at fair value based upon market prices quoted for the respective funds or the underlying security of the respective fund.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

       INVESTMENT TRANSACTIONS AND RELATED INCOME

       Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the quoted market value of the fund shares at the beginning of the year or the purchase date, if later. Unrealized gains and losses on investments held by the Plan are calculated based upon the difference between the quoted market value of fund shares held at the end of the year less their quoted market value at the beginning of the year or acquisition date if acquired during the year. Realized and unrealized gains and losses are included in net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

       Dividend income represents the Plan's share in dividend income of the commingled investment funds in which the Plan participates. Income from other investments is recorded as earned on an accrual basis.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued



(3)    INVESTMENTS

       Substantially all of the Plan's assets are invested in commingled investment funds managed by Fidelity. A brief description of the funds and investments is as follows:

       GARTNER GROUP STOCK FUND

       This fund was offered to participants as an additional investment choice in 1997. The assets of this fund are invested in Gartner Group, Inc. Class A Common Stock. This Fund also maintains interest bearing cash, $24,276 at December 31, 1997, to meet liquidity needs from participant withdrawals or transfers.

       FIDELITY RETIREMENT MONEY MARKET FUND

       Investments are held in a diversified portfolio of domestic and international short term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills and bankers acceptances.

       FIDELITY MAGELLAN FUND, FIDELITY GROWTH COMPANY FUND, FIDELITY OVER THE COUNTER ("OTC") PORTFOLIO FUND, FIDELITY OVERSEAS FUND, FIDELITY EQUITY INCOME FUND, FIDELITY PURITAN FUND, AND FIDELITY INTERMEDIATE BOND FUND

       The Magellan, Growth Company, OTC Portfolio and Overseas Funds invest in debt and equity securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The Equity Income, Puritan and Intermediate Bond Funds seek current income and capital preservation, as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds.


(4)    BENEFITS PAYABLE

       Accumulated benefits payable to persons who have withdrawn from participation in the Plan, were zero and $118,480 at December 31, 1997 and 1996, respectively. Benefits payable are not deducted in arriving at net assets available for Plan benefits for financial statement purposes. This results in financial statement treatment different from the Form 5500 presentation where benefits payable to terminated employees are reflected as a liability.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued



(5)    PLAN TAX STATUS

       The Plan obtained its latest determination letter on July 24, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued



(6) CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1997

       Information regarding changes in net assets available for Plan benefits by fund is as follows:

                                     Fidelity                                                                       Fidelity
                                    Retirement                                      Fidelity                      Intermediate
                                      Money         Fidelity      Fidelity Growth    Puritan     Fidelity Equity      Bond
                                    Mkt. Fund     Magellan Fund     Company Fund       Fund       Income Fund         Fund
                                    ---------     -------------     ------------       ----       -----------         ----
  Additions to net assets
     attributed to:
       Investment income:
         Net appreciation
           (depreciation) in fair
           value of investments    $       --        2,333,304           752,169        804,868      1,750,797          10,362
         Interest                       550,167         29,653            33,985         13,926         19,201          57,310
         Dividends                         --        1,050,679         1,377,098        665,337        596,744            --
                                   ------------   ------------      ------------   ------------   ------------    ------------
                                        550,167      3,413,636         2,163,252      1,484,131      2,366,742          67,672
       Employees' contributions       1,259,050      2,256,929         2,426,656      1,406,570      1,784,561         252,583
       Employer's contributions         668,952      1,084,243         1,044,126        572,237        710,290         117,752
       Transfer from other plan,
         net                             71,851         59,079            51,681         15,072         43,120            --
       Loan repayments                   55,733         72,025           109,840         51,301         90,957           6,885
                                   ------------   ------------      ------------   ------------   ------------    ------------
  Total additions                     2,605,753      6,885,912         5,795,555      3,529,311      4,995,670         444,892
                                   ------------   ------------      ------------   ------------   ------------    ------------

  Deductions from net assets
     attributed to:
       Benefits paid to
         participants                   958,659      1,237,573           875,630        546,064        751,743          77,156
       Loan withdrawals                 144,258        198,711           154,981        128,788        237,670          18,355
       Administrative expenses          120,999           --                --             --             --              --
                                   ------------   ------------      ------------   ------------   ------------    ------------
  Total deductions                    1,223,916      1,436,284         1,030,611        674,852        989,413          95,511
                                   ------------   ------------      ------------   ------------   ------------    ------------

  Interfund transfers                  (380,835)      (980,181)         (826,528)      (398,662)     1,206,460         196,261
                                   ------------   ------------      ------------   ------------   ------------    ------------

  Increase in net assets
     available for Plan
     benefits by investment
     fund                             1,001,002      4,469,447         3,938,416      2,455,797      5,212,717         545,642

  Net assets by investment fund
     at the beginning of the year     9,864,791     13,151,790        11,434,097      6,326,852      6,950,336         696,255
                                   ------------   ------------      ------------   ------------   ------------    ------------
  Net assets by investment fund
     at the end of the year        $ 10,865,793     17,621,237        15,372,513      8,782,649     12,163,053       1,241,897
                                   ============   ============      ============   ============   ============     ===========



                                                       Fidelity OTC     Gartner
                                   Fidelity Overseas    Portfolio        Group
                                          Fund            Fund         Stock Fund   Loan Activity      Total
                                          ----            ----         ----------   -------------      -----
  Additions to net assets
     attributed to:
       Investment income:
         Net appreciation
           (depreciation) in fair
           value of investments             32,330         (20,013)        265,681          --        5,929,498
         Interest                            5,912           8,271           1,625          --          720,050
         Dividends                         105,289         238,441            --            --        4,033,588
                                      ------------    ------------    ------------  ------------   ------------
                                           143,531         226,699         267,306          --       10,683,136
       Employees' contributions            717,130         848,129         344,440          --       11,296,048
       Employer's contributions            265,859         333,814         108,689          --        4,905,962
       Transfer from other plan,
         net                                 3,296          48,207            --            --          292,306
       Loan repayments                      17,645          21,140           1,836      (427,362)          --
                                      ------------    ------------    ------------  ------------   ------------
  Total additions                        1,147,461       1,477,989         722,271      (427,362)    27,177,452
                                      ------------    ------------    ------------  ------------   ------------

  Deductions from net assets
     attributed to:
       Benefits paid to
         participants                      168,248         229,806           7,755       122,838      4,975,472
       Loan withdrawals                     57,481          54,358          28,155    (1,022,757)          --
       Administrative expenses                --              --              --            --          120,999
                                      ------------    ------------    ------------  ------------   ------------
  Total deductions                         225,729         284,164          35,910      (899,919)     5,096,471
                                      ------------    ------------    ------------  ------------   ------------

  Interfund transfers                      109,763         499,952         573,770          --             --
                                      ------------    ------------    ------------  ------------   ------------

  Increase in net assets
     available for Plan
     benefits by investment
     fund                                1,031,495       1,693,777       1,260,131       472,557     22,080,981

  Net assets by investment fund
     at the beginning of the year        1,339,918       2,020,938            --       1,095,611     52,880,588
                                      ------------    ------------    ------------  ------------   ------------
  Net assets by investment fund
     at the end of the year              2,371,413       3,714,715       1,260,131     1,568,168     74,961,569
                                      ============    ============    ============  =============  =============

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                    Notes to Financial Statements, Continued

(7)  RELATED PARTY TRANSACTIONS

      Certain Plan expenses for accounting and administrative services are paid for by the Company. These expenses were $6,430 in 1997.

                                                                      Schedule 1

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             As of December 31, 1997


                                                                                                 CURRENT
            DESCRIPTION                              SHARES                 COST                  VALUE
            -----------                              ------                 ----                  -----
Fidelity Retirement Money Market Fund:
  Unallocated                                         60,539            $    60,539            $    60,539
  Allocated                                       10,353,110             10,353,110             10,353,110
Fidelity Magellan Fund                               176,015             14,193,494             16,768,952
Fidelity Growth Company Fund                         336,024             12,724,470             14,556,549
Fidelity Puritan Fund                                429,677              7,379,880              8,327,138
Fidelity Equity Income Fund                          220,737              9,220,350             11,568,807
Fidelity Intermediate Bond Fund                      112,645              1,132,586              1,145,601
Fidelity Overseas Fund                                66,210              2,129,457              2,154,468
Fidelity OTC Fund                                    102,978              3,493,408              3,444,625
Gartner Group Stock Fund:
  Interest Bearing Cash                               24,276                 24,276                 24,276
  Class A Common Stock                                30,800                922,302              1,147,300
Participant Loans                                         --              1,568,168              1,568,168

                                                                      Schedule 2

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1997

                                                                                    CURRENT VALUE OF
                                             NUMBER OF           PURCHASE               ASSET ON
            PURCHASES                        PURCHASES            PRICE              TRANSACTION DATE
            ---------                        ---------            -----              ----------------
Fidelity Retirement Money Market Fund            170            $5,933,855            $5,933,855

Fidelity Magellan Fund                           175             5,808,221             5,808,221

Fidelity Puritan Fund                            145             3,035,470             3,035,470

Fidelity Growth Company Fund                     174             6,176,686             6,176,686

Fidelity Equity Income Fund                      168             5,105,877             5,105,877

Fidelity OTC Portfolio Fund                      151             3,516,369             3,516,369

                                              NUMBER OF          SALE                 COST OF
                    SALES                       SALES            PRICE             INVESTMENTS SOLD        GAIN/(LOSS)
                    -----                       -----            -----             ----------------        -----------
Fidelity Retirement Money Market Fund            166            $4,888,331            $4,888,331            $     --

Fidelity Magellan Fund                           137             3,802,817             3,423,022             379,795

Fidelity Puritan Fund                            117             1,498,153             1,332,092             166,061

Fidelity Growth Company Fund                     133             3,153,827             2,779,135             374,692

Fidelity Equity Income Fund                      111             1,853,831             1,594,514             259,317

Fidelity OTC Portfolio Fund                       91             1,910,141             1,887,752              22,389

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                Gartner Group, Inc. Savings and Investment Plan

        Date:  June 25, 1998    By:   / s / John F. Halligan
              --------------          -------------------------

                                Name:    John F. Halligan
                                         --------------------------
                                Title:   Committee Chairman
                                         --------------------------
                                         Executive Vice President &
                                         Chief Financial Officer
                                         Gartner Group, Inc.

                                    EXHIBITS

Exhibit Number                      Description of Exhibits
--------------                      -----------------------

         1*     Independent Auditors' Consent, KPMG Peat Marwick LLP.

         2* Gartner Group, Inc. Savings and Investment Plan (As Amended Through January 22, 1998).

-------------
* Filed herewith.